EXHIBIT A

News Corporation

EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

IN AUSTRALIAN DOLLARS

NEWS CORPORATION REPORTS THIRD QUARTER

OPERATING INCOME GROWTH OF 9% TO A$1.2 BILLION

NET PROFIT BEFORE OTHER ITEMS INCREASES 12% TO A$509 MILLION

QUARTER HIGHLIGHTS

•	Television segment operating income up 59% as primetime ratings growth in the quarter of 32% drives advertising revenues at the broadcast network and television stations.
•	Strong ratings and advertising growth at Fox News Channel and FX as well as higher affiliate revenues at the Regional Sports Networks lift operating income 13% at Cable Network Programming despite the cost of covering the war.
•	Robust home entertainment sales of film and television titles and the continued success of theatrical releases result in operating income growth of 10% at Filmed Entertainment.
•	Higher circulation and advertising revenues at majority of newspapers offset by cover price initiatives at The Sun in the U.K.

Sydney, 13 May, 2003 – The News Corporation Limited (ASX: NCP, NCPDP) today reported third quarter consolidated revenues of A$7.4 billion, even with the prior year, and consolidated operating income of A$1.2 billion, up 9% over the $1.1 billion a year ago. The year-on-year growth was driven primarily by double-digit increases in the Filmed Entertainment, Television and Cable Network Programming segments partially offset by the unfavorable impact of the strong Australian dollar.

Net profit for the fiscal third quarter was A$471 million, an increase of A$8.2 billion over the A$7.7 billion net loss reported in the third quarter a year ago, which included a A$8.1 billion write-down of the Company’s carrying value of its Gemstar investment. Net profit before other items was A$509 million compared to A$456 million reported in the prior year.

The News Corporation Limited

Incorporated in South Australia

A.C.N. 007-910-330

2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

MANAGEMENT REVIEW OF PERFORMANCE

The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the three and nine months ended 31 March are attached. The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

NET PROFIT (LOSS) ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY

The reported net profit (loss) attributable to members of the parent entity consisted of the following items:

	3 Months Ended 31 March,		9 Months Ended 31 March,
	2003	2002	2003	2002
	A$ Millions (except per share amounts)

Revenue	$7,432	$7,437	$22,783	$22,075

Operating income	1,161	1,062	3,470	2,725
Associated entities before other items	(40)	(24)	(283)	(133)
Interest expense, net	(188)	(242)	(620)	(767)
Dividends on exchangeable preferred securities	(21)	(24)	(67)	(71)

Profit before income tax expense, outside equity interest and other items	912	772	2,500	1,754
Income tax expense	(287)	(241)	(787)	(526)
Outside equity interest	(116)	(75)	(333)	(215)

Net profit before other items	509	456	1,380	1,013

Other items, net of tax and outside equity interest: [a]
Group	(15)	(8,208)	(40)	(8,686)
Associated entities	(23)	5	(144)	(1,112)

Total other items	(38)	(8,203)	(184)	(9,798)

Net profit (loss) attributable to members of the parent entity	$471	$(7,747)	$1,196	$(8,785)

Earnings per share on net profit before other items, net	$0.097	$0.088	$0.262	$0.198

Weighted average number of shares outstanding in millions (diluted)	5,147	5,058	5,140	4,930

The following commentary discusses the major components of these results.

[a]	Previously referred to as “abnormal items”. This caption has been changed to be consistent with the presentation contained in the Statement of Financial Performance on page 12 of this release.

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

Consolidated Operating Income	3 Months Ended 31 March,		9 Months Ended 31 March,
	2003	2002	2003	2002
	A$ Millions		A$ Millions

Filmed Entertainment	$342	$310	$983	$772
Television	352	222	991	543
Cable Network Programming	159	141	591	321
Magazines & Inserts	129	140	328	332
Newspapers	198	244	485	608
Book Publishing	36	42	228	203
Other	(55)	(37)	(136)	(54)

Consolidated Operating Income	$1,161	$1,062	$3,470	$2,725

CHAIRMAN’S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“We are extremely pleased with our third quarter results, which continued the financial and operating momentum we achieved throughout the first half of the fiscal year. Operating income growth of 9%, despite the economic impact of the war in Iraq, speaks to the underlying strength of our core assets. Our cable networks, led by the ratings dominance of Fox News, and our television businesses, led by the impressive ratings turnaround at the broadcast network, each delivered double-digit operating income growth and greatly strengthened their competitive positions. Our film business, including our home entertainment products, continued its success. And our print businesses continued to deliver significant operating income while weathering the U.K. price war.

“The financial and operational momentum of our businesses has provided us with the opportunity to build on our global distribution strengths through the acquisition of key platforms in Italy and the U.S. With our recently completed purchase of Sky Italia and our announced agreement to acquire a 34% interest in Hughes Electronics, we have the opportunity to elevate two leading multi-channel television platforms to more profitable levels while at the same time enhancing the value of our existing assets. The continued success of our core businesses, complemented by the rapid development of acquired and emerging platforms, will allow us to prosper in both the near and long-term.”

Third quarter net losses from associated entities before other items were A$40 million versus losses of A$24 million a year ago. The year-over-year decline was primarily due to the inclusion of Stream losses partially offset by the recognition of BSkyB earnings in the current year quarter. A detailed discussion of the components of associated entities’ losses is provided later in the release.

Third quarter net profit before other items increased to A$509 million (A$0.097 per share) versus A$456 million (A$0.088 per share) in the prior year primarily due to higher consolidated operating income.

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

The Company reported a loss from other items in the quarter of A$38 million versus a loss of A$8.2 billion a year ago. The loss in the third quarter a year ago primarily included a write-down of the Company’s carrying value of its Gemstar investment.

The following commentary is discussed principally in U.S. dollars.

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported third quarter operating income of US$201 million versus US$161 million reported in the same period a year ago. The 25% increase was driven by the continued worldwide home entertainment performance of Ice Age as well as several strong domestic home entertainment performances, including Brown Sugar, One Hour Photo, Swimfan and The Banger Sisters. These contributions were partially offset by the marketing costs for several successful third and fourth quarter theatrical releases including Just Married and Daredevil, both of which opened at number one at the box office, and X2: X-Men United, which brought in a record-breaking US$155 million worldwide in its first weekend and has grossed over US$271 million worldwide since its release. Prior-year results included the worldwide home entertainment performance of Moulin Rouge and the domestic home entertainment release of Kiss of the Dragon.

Twentieth Century Fox Television (TCFTV) contributions increased compared to the third quarter a year ago, primarily reflecting higher syndication profits from The X-Files and Dharma & Greg. Additionally, continued momentum in home entertainment sales, most notably from The Simpsons and Buffy the Vampire Slayer, contributed to the year-on-year growth. During this broadcast season, several of TCFTV’s shows have achieved solid ratings, including 24, The Simpsons, King of the Hill, Bernie Mac and Reba, which have achieved double-digit growth among Adults 18-49.

TELEVISION

The Television segment reported third quarter operating income of US$207 million, an increase of US$93 million versus the same period a year ago, primarily reflecting significant improvement at the FOX Broadcasting Company in addition to higher contributions from the Fox Television Stations and STAR.

At the Fox Broadcasting Company (FBC), third quarter operating income improved by US$85 million compared to a year ago, largely the result of substantial ratings growth in primetime. Additionally, the prior year’s results included losses related to the broadcast of Super Bowl XXXVI. The 32% ratings improvement in the quarter compared to a year ago was fueled by the success of American Idol 2, Joe Millionaire and 24 and included FBC’s first-ever sweeps victory among Adults 18-49. This revenue growth from these higher ratings as well as stronger pricing was slightly offset by higher promotional costs for mid-season replacements.

Fox Television Stations (FTS) third quarter operating income grew 2% over the prior year despite the current quarter impact of pre-emptions for war coverage and the benefit a year ago from FBC’s broadcast of Super Bowl XXXVI. Current-year results were

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

driven by stronger advertising revenue primarily as a result of FBC’s primetime success during the quarter and FTS’ ratings growth in local news programming. The revenue growth was partially offset by higher promotional costs during the February sweeps.

STAR, bolstered by a 23% increase in revenues, more than doubled its operating income versus prior year despite absorbing start-up losses from the Xing Kong Wei Shi channel in China, which was granted additional landing rights in Mainland China during the quarter. STAR’s revenue increase was the result of 26% subscription revenue growth, primarily at the STAR Plus channel in India, and 12% advertising growth generated mainly at STAR Plus and STAR News.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Cable Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and SPEED Channel), the Los Angeles Dodgers and other cable-related businesses, reported third quarter operating income of US$95 million, an improvement of US$22 million or 30% over last year’s results. This success reflects strong revenue growth across all of the Company’s primary cable television channels, mitigated by the impact of war coverage at Fox News.

The Fox News Channel (FNC) reported operating income growth of 9% compared to the third quarter a year ago. Double-digit revenue growth, primarily from increased ad sales, more than offset significant pre-emptions and higher costs associated with covering the war. FNC finished the quarter as the highest-rated basic cable channel in primetime, making it the first news channel to achieve this distinction since 1991. Viewership during the quarter increased 80% in primetime and 92% on a 24-hour basis compared to a year ago as FNC achieved the highest 24-hour ratings growth among all cable news channels.

Fox Cable Networks’ operating profit improved 37% during the quarter, primarily driven by double-digit revenue growth at both the RSNs and FX. The revenue increase at the RSNs was largely due to an increase in the number of DTH subscribers and higher advertising sales versus a year ago. The growth at FX was the result of increases in both advertising and affiliate revenues – fueled by ratings gains, higher advertising pricing and a 6% increase in subscribers over the past year. During the quarter, FX debuted the second season of The Shield, which increased its ratings in Adults 18-49 and Adults 18-34 versus its first season, in addition to winning Golden Globes for Best Drama Series and Best Actor in a Drama Series.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported third quarter operating income of US$76 million, an increase of US$4 million versus a year ago. The improvement was primarily driven by higher contributions from the Free Standing Inserts division principally as a result of increased demand for packaged goods pages.

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

NEWSPAPERS

The Newspaper segment reported third quarter operating income of US$115 million, a 9% decrease versus the same period a year ago as advertising revenue gains were more than offset by circulation revenue declines in the U.K. as a result of The Sun’s discounted pricing to match the competition.

The U.K. newspaper group reported a 26% operating income decline in local currency terms for the third quarter compared to a year ago, as an increase in advertising revenue was more than offset by circulation revenue declines. The improvement in advertising was primarily driven by growth at The Sun and The News of the World on the strength of higher classified and display advertisements. Circulation revenue declined as higher revenues at The Times and The Sunday Times were more than offset by cover price reductions at The Sun. As a result of this initiative, The Sun has expanded its circulation by 3% and its competitive lead by 8% compared to the third quarter a year ago.

The Australian newspaper group reported a 6% increase in operating income in local currency terms, driven by an 8% increase in advertising revenue over a year ago and a 3% increase in circulation revenue. Advertising growth was driven primarily by strength in display advertising, with continued growth in retail and real estate and a strong rebound in the national category. Classified advertising also experienced strong growth, particularly in employment.

BOOK PUBLISHING

HarperCollins reported operating income of US$23 million versus US$22 million in the same period a year ago. The solid quarterly results reflected the strong performance across all divisions worldwide and an array of bestsellers led by Zondervan’s blockbuster sales of The Purpose Driven Life. During the quarter, HarperCollins had 51 books on The New York Times bestseller lists, including six titles that reached #1.

OTHER

Subsequent to quarter-end, the Company, along with Telecom Italia, completed the previously announced acquisition of the Italian pay-TV business Telepiu from Vivendi Universal and combined it with Stream. News Corporation now owns 80.1% of the combined entity.

On April 9, the Company and Fox Entertainment Group, Inc. (FEG), an 80.6%-owned News Corporation subsidiary, announced a definitive agreement to acquire 34% of Hughes Electronics for approximately US$6.6 billion in cash and stock. The closing of this transaction is subject to a number of conditions, including approval by General Motors shareholders, a favorable ruling from the Internal Revenue Service and regulatory clearance. At closing, News Corporation’s ownership interest will be transferred to FEG, in exchange for US$4.5 billion in promissory notes and approximately 74.2 million shares in FEG, increasing News Corporation’s ownership interest in FEG to approximately 82%.

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

REVIEW OF ASSOCIATED ENTITIES RESULTS

Third quarter net losses from associated entities before other items were A$40 million versus losses of A$24 million a year ago. The year-over-year decline was primarily due to the inclusion of Stream losses partially offset by the recognition of BSkyB earnings in the current year quarter.

The Company’s share of associated entities’ earnings (losses) is as follows:

			3 Months Ended 31 March,		9 Months Ended 31 March,
	% Owned		2003	2002*	2003	2002*
			US $ Millions		US $ Millions

Platforms:
BSkyB	35.4	%(a)(b)	$ 27	$ —	$ 46	$ (27)
FOXTEL – Australia	25.0%		(2)	(2)	(6)	(6)
Sky Latin America:
Sky Brasil	48.5	%(c)	1	(8)	(56)	(21)
Innova – Mexico	30.0%		(10)	(1)	(27)	(20)
Other	Vario	us	(5)	(9)	(19)	(31)
Stream	50.0	%(d)	(50)	—	(150)	—
Channels:
Fox Sports Cable Networks	Vario	us	(1)	(5)	8	(1)
STAR Associates:
ESPN STAR Sports	50.0%		1	—	2	(4)
Other STAR	Vario	us(e)	(2)	(3)	(7)	(5)
Other Associates	Vario	us(f)	15	16	48	47

Total associated entities’ earnings (losses) before other items			$(26)	$(12)	$(161)	$ (68)
Other items			(14)	1	(81)	(573)

Total associated entities’ earnings (losses)			$(40)	$(11)	$(242)	$(641)

Total associated entities’ earnings (losses) before other items in A$			A$(40)	A$(24)	A$(283)	A$(133)

Further details on the associated entities follow.

(a)	The Company’s investment basis in BSkyB was negative from 31 December, 2001 through 11 November, 2002. Accordingly, the Company’s share of BSkyB’s results were not recognised during this period.

(b)	For the nine months ended 31 March, 2002, the Company’s share of BSkyB was 36.3%.

(c)	For the nine months ended 31 March, 2002, the Company’s share of Sky Brasil (formerly NetSat) was 36%.

(d)	The Company’s share of Stream’s start-up losses were not included through 31 March, 2002.

(e)	Primarily comprising Phoenix Satellite Television, Taiwan Cable Systems, and Hathway Cable.

(f)	Primarily comprising Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, The National Geographic Channels, Fox Family Worldwide (until it was sold in October 2001), and Fox Sports International (until the remaining interest was purchased and consolidated in December 2001).

*	Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

BSkyB (in STG) – United Kingdom	3 Months Ended 31 March,		9 Months Ended 31 March,
	2003	2002	2003	2002
	Millions (except subscribers)		Millions (except subscribers)

Revenues	£819	£707	£2,330	£ 2,028
EBITDA before exceptional items (1)	123	79	325	190
Depreciation and amortisation	(56)	(49)	(164)	(150)

Operating profit before exceptional items	67	30	161	40

Net income (loss) before exceptional items	£ 15	£ (29)	£ 51	£ (254)

AGAAP adjustment (in US$) (2)	19	23	48	113

News’ 35/36% share (in US$)	$ 27	$ 7	$ 77	$ (20)

Investment basis adjustment (a)	—	(7)	(31)	(7)

News’ reportable share (in US$)	$ 27	$ —	$ 46	$ (27)

Net Debt (excluding capitalized leases)			£1,317	£1,693

Ending Subscribers			10,628,000	10,098,000
DTH Subscribers			6,712,000	5,887,000

BSkyB’s quarterly revenues increased 16% largely due to DTH subscriber growth, an increase in average revenue per subscriber and improved advertising revenues. EBITDA before exceptional items increased 56% due to increased revenues, partially offset by higher programming expenses from increased sports rights costs (mainly soccer and cricket) as well as higher marketing and subscriber management costs.

FOXTEL (in A$) – Australia	3 Months Ended 31 March,		9 Months Ended 31 March,
	2003	2002	2003	2002
	Millions (except subscribers)		Millions (except subscribers)

Revenues	A$180	A$136	A$ 468	A$ 387
EBITDA (1)	(9)	(10)	(29)	(31)
Depreciation and amortisation	(13)	(12)	(37)	(35)

Operating loss	(22)	(22)	(66)	(66)

Net loss	A$ (13)	A$ (16)	A$ (43)	A$ (46)

News’ reportable 25% share (in US$)	$ (2)	$ (2)	$ (6)	$ (6)

Ending Subscribers (including Optus)			1,047,000	793,000

FOXTEL’s revenues for the quarter increased 32% principally due to the inclusion of Optus wholesale subscribers as of 1 December, 2002, an increase of 11% in satellite subscribers compared to a year ago and higher average revenue per subscriber. EBITDA losses for the quarter decreased by A$1 million against the prior year as the increase in revenues was offset by Optus license fee costs, increased sports programming and Fox Footy Channel costs. While total subscribers including Optus fell during the quarter, this reflected a drop in Optus subscribers with FOXTEL subscribers increasing during the period.

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

Sky Brasil (in US$)	3 Months Ended 31 March,		9 Months Ended 31 March,
	2003	2002	2003	2002
	Millions (except subscribers)		Millions (except subscribers)

Revenues (in local currency)	R$140	R$ 108	R$ 408	R$ 364
Revenues	$ 40	$ 46	$ 119	$ 146
EBITDA(1)	2	(4)	(4)	(6)
Depreciation and amortisation	(3)	(3)	(9)	(10)

Operating loss	(1)	(7)	(13)	(16)
Net income (loss)	$ 2	$ (24)	$(134)	$ (59)

News’ reportable 48.5%/36% share (in US$)	$ 1	$ (8)	$ (56)	$ (21)

Net Debt (excluding capitalized leases)			$ 211	$ 211
Ending Subscribers			740,000	710,000

Sky Brasil’s revenues grew 30% in local currency terms compared to the prior year quarter, principally due to a higher subscriber base and increased average revenue per subscriber. This was partly offset by increased programming costs, mainly relating to the Brazilian Soccer Championships. Currency fluctuations had a minimal effect on EBITDA for the quarter as the effect on revenues and expenses were offsetting. The decrease in net loss principally reflects the favourable impact of foreign currency fluctuations due to the strengthening of the Brazilian Real on U.S. dollar denominated liabilities during the quarter.

Innova (in US$) – Mexico	3 Months Ended 31 March,		9 Months Ended 31 March,
	2003	2002	2003	2002
	Millions (except subscribers)		Millions (except subscribers)

Revenues (in local currency)	Ps 858	Ps 797	Ps 2,497	Ps 2,357
Revenues	$ 79	$ 87	$ 243	$ 256
EBITDA(1)	24	16	74	34
Depreciation and amortisation	(16)	(20)	(53)	(62)

Operating income (loss)	8	(4)	21	(28)
Net loss	$ (32)	$ (5)	$ (90)	$ (68)

News’ reportable 30% share (in US$)	$ (10)	$ (1)	$ (27)	$ (20)

Net Debt (excluding capitalized leases)			$ 352	$ 369
Ending Subscribers			780,000	727,000

Innova’s revenues, which grew 8% in local currency terms in the quarter, decreased on a reported basis due to the decline of the average Mexican Peso versus the U.S. dollar. Innova’s EBITDA growth principally reflects the absence of costs associated with the satellite dish repositioning that was completed in the prior year, combined with lower

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

marketing and promotion costs. The increase in net loss principally reflects the unfavourable impact of foreign currency fluctuations due to the weakening of the Mexican Peso on U.S. dollar denominated liabilities during the quarter.

Fox Sports Cable Networks* (in US$)	3 Months Ended 31 March,		9 Months Ended 31 March,
	2003	2002	2003	2002
	Millions (except subscribers)		Millions (except subscribers)

Net income (loss)	$(1)	$(11)	$8	$(35)

AGAAP Adjustments(2)	—	6	—	34

News’ reportable share*	$(1)	$(5)	$8	$(1)

Ending Subscribers			44,110,000	50,556,000

The decrease in net loss reported by Fox Sports Cable Networks for the quarter primarily reflects the effect of cost savings at the Metro Channels and improved results at the Rainbow RSNs. Also contributing to the improvement was lower amortization expense due to the adoption of SFAS 142.

*	Various associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership.

ESPN STAR Sports (in US$) – Asia	3 Months Ended 31 March,		9 Months Ended 31 March,
	2003	2002	2003	2002
	Millions		Millions

Revenues	$34	$30	$110	$92
EBITDA(1)	4	3	11	—
Depreciation and amortisation	(1)	(1)	(4)	(5)

Operating income (loss)	3	2	7	(5)
Net income (loss)	$1	$1	$3	$(7)

News’ reportable 50% share	$1	$—	$2	$(4)

Revenue for the quarter reflects increased subscription revenues principally due to subscriber and rate growth in India and Hong Kong, as well as higher advertising revenues from New Zealand cricket events. EBITDA improved US$1 million as the increase in revenues was partially offset by higher programming and production costs associated with the New Zealand cricket events.

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	9 Months Ended 31 March,
	2003	2002
Australian Dollar/U.S. Dollar	0.57	0.51
U.K. Pounds Sterling/U.S. Dollar	1.57	1.44

[1]	EBITDA, defined as operating income (loss) plus depreciation and amortization, eliminates the variable effect across all associated entities of non-cash depreciation and amortization. Since, EBITDA is a non-GAAP measure it should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. EBITDA does not reflect cash available to fund requirements, and the items excluded from EBITDA, such as depreciation and amortization, are significant components in assessing the associated entities’ financial performance.

[2]	Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles (“AGAAP”) relating to identifiable intangible amortisation.

To receive a copy of this press release through the Internet, access News Corp’s corporate Web site located at http://www.newscorp.com

Audio from News Corp’s conference call with analysts on the third quarter results can be heard live on the Internet at 11:00 p.m. Eastern Time (Australia) today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

STATEMENT OF FINANCIAL PERFORMANCE [a]	Note	3 Months Ended 31 March,		9 Months Ended 31 March,
		2003	2002	2003	2002
		A$ Millions (except per share amounts)

Sales revenue	1	$7,432	$7,437	$22,783	$22,075
Operating expenses		(6,271)	(6,375)	(19,313)	(19,350)

Operating income	1	1,161	1,062	3,470	2,725
Net loss from associated entities		(63)	(19)	(427)	(1,245)
Borrowing costs		(243)	(305)	(769)	(958)
Interest income		55	63	149	191

Net borrowing costs		(188)	(242)	(620)	(767)
Dividend on exchangeable preferred securities		(21)	(24)	(67)	(71)
Other items before income tax, net		(54)	(8,227)	(101)	(8,504)

Profit (loss) from ordinary activities before income tax		835	(7,450)	2,255	(7,862)

Income tax expense on:
Ordinary activities before change in accounting policy and other items		(287)	(241)	(787)	(526)
Other items		38	18	60	(101)

Net income tax expense		(249)	(223)	(727)	(627)

Net profit (loss) from ordinary activities after tax		586	(7,673)	1,528	(8,489)
Net profit attributable to outside equity interests		(115)	(74)	(332)	(296)

Net Profit (Loss) Attributable to Members of the Parent Entity		$471	$(7,747)	$1,196	$(8,785)

Net exchange gains (losses) recognised directly in equity		(2,104)	(1,736)	(1,733)	(1,514)
Other items recognised directly in equity		—	—	152	(267)

Total change in equity other than those resulting from transactions with owners as owners		$(1,633)	$(9,483)	$(385)	$(10,566)

Basic/diluted earnings per share on net profit (loss) attributable to members of the parent entity
Ordinary shares		$0.079	$(1.367)	$0.201	$(1.598)
Preferred limited voting ordinary shares		$0.095	$(1.641)	$0.241	$(1.917)

Ordinary and preferred limited voting ordinary shares		$0.089	$(1.534)	$0.226	$(1.790)

[a]	Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 “Statement of Financial Performance” this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

STATEMENT OF FINANCIAL POSITION	31 March, 2003	30 June, 2002
ASSETS	A$ Millions

Current Assets
Cash	$8,096	$6,337
Receivables	6,150	5,809
Inventories	1,938	1,935
Other	427	566

Total Current Assets	16,611	14,647

Non-Current Assets
Receivables	794	796
Investments in associated entities	6,237	6,875
Other investments	1,503	1,712
Inventories	4,078	4,232
Property, plant and equipment	6,308	6,671
Publishing rights, titles and television licenses	34,114	35,348
Goodwill	421	455
Other	709	705

Total Non-Current Assets	54,164	56,794

Total Assets	$70,775	$71,441

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Interest bearing liabilities	$58	$1,856
Payables	7,714	8,073
Tax liabilities	442	848
Provisions	383	228

Total Current Liabilities	8,597	11,005

Non-Current Liabilities
Interest bearing liabilities	13,009	13,585
Payables	4,212	4,054
Tax liabilities	1,103	434
Provisions	1,102	1,205

Total Non-Current Liabilities Excluding Exchangeable Preferred Securities	19,426	19,278

Exchangeable preferred securities	2,246	1,690

Total Liabilities	30,269	31,973
Shareholders’ Equity
Contributed equity	28,299	28,239
Reserves	4,336	6,351
Retained profits	1,292	1

Shareholders’ equity attributable to members of the parent entity	33,927	34,591
Outside equity interests in controlled entities	6,579	4,877

Total Shareholders’ Equity	40,506	39,468

Total Liabilities and Shareholders’ Equity	$70,775	$71,441

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

STATEMENT OF CASH FLOWS	9 Months Ended 31 March,
	2003	2002
Operating Activity	A$ Millions

Net profit (loss) attributable to members of the parent entity	$1,196	$(8,785)
Adjustment for non-cash and non-operating activities:
Equity earnings, net	317	190
Depreciation and amortisation	553	565
Provisions	518	250
Other items, net	184	9,798
Change in assets and liabilities:
Receivables	(726)	(570)
Inventories	(168)	(19)
Payables	551	653

Cash provided by operating activity	2,425	2,082

Investing and other activity

Property, plant and equipment	(421)	(407)
Investments	(1,584)	(3,301)
Repayment of loan by associate	170	—
Proceeds from sale of non-current assets	166	4,462

Cash (used in) provided by investing activity	(1,669)	754

Financing activity

Issuance of debt and exchangeable preferred securities	3,456	—
Repayment of debt and exchangeable preferred securities	(4,154)	(2,314)
Issuance of shares	2,045	123
Dividends paid	(152)	(182)
Leasing and other finance costs	(3)	(2)

Cash provided by (used in) financing activity	1,192	(2,375)

Net increase in cash	1,948	461
Opening cash balance	6,337	5,615
Exchange movement on opening balance	(189)	(192)

Closing cash balance	$8,096	$5,884

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

Note 1 – SEGMENT DATA	3 Months Ended 31 March,		9 Months Ended 31 March,
BY GEOGRAPHIC AREAS	2003	2002	2003	2002
	A$ Millions		A$ Millions

Revenues

United States	$5,706	$5,730	$17,561	$16,925
United Kingdom	1,115	1,128	3,339	3,357
Australasia	611	579	1,883	1,793

	$7,432	$7,437	$22,783	$22,075

Operating Income

United States	$911	$748	$2,813	$1,965
United Kingdom	175	247	426	608
Australasia	75	67	231	152

	$1,161	$1,062	$3,470	$2,725

BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment	$1,975	$2,045	$5,982	$6,046
Television	1,897	2,076	6,355	6,221
Cable Network Programming	924	901	2,832	2,535
Magazines and Inserts	450	464	1,190	1,232
Newspapers	1,191	1,172	3,502	3,471
Book Publishing	410	467	1,627	1,639
Other	585	312	1,295	931

	$7,432	$7,437	$22,783	$22,075

Operating Income

Filmed Entertainment	$342	$310	$983	$772
Television	352	222	991	543
Cable Network Programming	159	141	591	321
Magazines and Inserts	129	140	328	332
Newspapers	198	244	485	608
Book Publishing	36	42	228	203
Other	(55)	(37)	(136)	(54)

	$1,161	$1,062	$3,470	$2,725

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

Note 2 – SUPPLEMENTAL FINANCIAL DATA

The Company considers net profit before other items to be an important indicator of the Company’s operating performance on a consolidated basis. Net profit before other items, defined as net profit (loss) attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company’s financial performance for the year. Net profit before other items should be considered in addition to, not as a substitute for the Company’s operating income, net profit (loss) attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company’s financial performance.

The following table reconciles certain components of net profit (loss) attributable to members of the parent entity as presented on page 2 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 “Statement of Financial Performance” on page 12 of this release.

	3 Months Ended 31 March,		9 Months Ended 31 March,
	2003	2002	2003	2002
	A$ Millions		A$ Millions

Total other items (page 2)	$(38)	$(8,203)	$(184)	$(9,798)
Reclassification of other items – associated entities	23	(5)	144	1,112
Reclassification of income tax and net profit attributable to outside equity interest	(39)	(19)	(61)	182

Other items before income tax, net (page 12)	$(54)	$(8,227)	$(101)	$(8,504)

Associated entities before other items (page 2)	$(40)	$(24)	$(283)	$(133)
Reclassification of other items – associated entities	(23)	5	(144)	(1,112)

Net loss from associated entities (page 12)	$(63)	$(19)	$(427)	$(1,245)

Income tax expense (page 2)	$(287)	$(241)	$(787)	$(526)
Reclassification of income tax expense on other items	38	18	60	(101)

Net income tax expense (page 12)	$(249)	$(223)	$(727)	$(627)

Outside equity interest (page 2)	$(116)	$(75)	$(333)	$(215)
Reclassification of outside equity interest on other items, net	1	1	1	(81)

Net profit attributable to outside equity interest (page 12)	$(115)	$(74)	$(332)	$(296)

News Corporation EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2003

SUPPLEMENTAL FINANCIAL DATA (continued)

	3 Months Ended 31 March,		9 Months Ended 31 March,
	2003	2002	2003	2002
	A$ Millions		A$ Millions

Net profit before other items (page 2)	$509	$456	$1,380	$1,013
Other items before income tax, net	(54)	(8,227)	(101)	(8,504)
Reclassification of income tax and net profit attributable to outside equity interest	39	19	61	(182)
Reclassification of other items – associated entities	(23)	5	(144)	(1,112)

Net profit (loss) attributable to members of the parent entity (page 12)	$471	$(7,747)	$1,196	$(8,785)

Earnings per share on net profit before other items, net (page 2)	$0.097	$0.088	$0.262	$0.198
Earnings per share on other items before income tax, net	(0.010)	(1.627)	(0.020)	(1.725)
Earnings per share on reclassification of income tax and net profit attributable to outside equity interest	0.007	0.004	0.012	(0.037)
Earnings per share on reclassification of other items – associated entities	(0.005)	0.001	(0.028)	(0.226)

Basic/diluted earnings per share on net profit (loss) attributable to members of the parent entity (page 12)	$0.089	$(1.534)	$0.226	$(1.790)